WEA INVESTMENT **S**ERVICES**, I**NC**.**

FINANCIAL REPORT

December 31, 2020



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 John Nolen Drive
(No. and Street)

Madison	WI	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Scheel　　　　　　　　　　　　　　　　　　　　　　　　　(608) 709-4574
　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, CPAs
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Boulevard	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Rhonda Scheel _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WEA Investment Services, Inc. _____ , as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



_____
Signature

President & Treasurer
_____
Title

_____
Notary Public

Expires 2/6/2022

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Cash Flows.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [✓] (o) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholder
of WEA Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WEA Investment Services, Inc. (the Company) as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of WEA Investment Services, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WEA Investment Services, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WEA Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as WEA Investment Services, Inc.'s auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of WEA Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of WEA Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 22, 2021

WEA INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$	98,638
Receivables from affiliates		20,678
Other assets		6,705
Total assets	$	126,021

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Payable to affiliates	$	23,369
Income taxes payable		138
Total liabilities		23,507

Stockholder's equity:

Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	49,000
Retained earnings	52,514
Total stockholder's equity	102,514
Total liabilities and stockholder's equity	$ 126,021

WEA Investment Services, Inc.

STATEMENT OF INCOME
Year Ended December 31, 2020

INCOME

Service fees earned	$	175,237
Interest income		180
		175,417

OPERATING EXPENSES

Regulatory fees and expenses	19,061
Professional service fees	42,900
Audit fees	14,350
Allocated expenses from affiliates	95,921
Other expenses	2,688
	174,920

Net income/(loss) before income taxes		497
Income tax expense		104
Net income/(loss)	$	393

WEA Investment Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2020

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2019	1,000	$ 1,000	$ 49,000	$ 52,121	$ 102,121
Net income/(loss)	-	-	-	393	393
Balances at December 31, 2020	1,000	$ 1,000	$ 49,000	$ 52,514	$ 102,514

WEA Investment Services, Inc.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities:		
Net income/(loss)	$	393
Adjustments to reconcile net income to net cash provided by		
(used in) operating activities:		
(Increase) decrease in operating assets:		
Receivable from affiliates		6,657
Other assets		(5,227)
Increase (decrease) in operating liabilities:		
Income taxes payable		(195)
Payable to affiliates		(7,223)
Net cash provided by (used in) operating activities		(5,595)
Net change in cash and cash equivalents		(5,595)
Cash and cash equivalents at beginning of the period		104,233
Cash and cash equivalents at end of the period	$	98,638
Cash Paid for Income Tax	$	333

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company), a wholly-owned subsidiary of the WEA Member Benefit Trust, was organized for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Subsequent Events. Subsequent events were evaluated through February 22, 2021, which is the date the financial statements were available to be issued. There were no material subsequent events.

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents consist of cash in a checking account and certificates of deposit. Cash and cash equivalents are carried at cost, which approximates market value.

Service Fees. The Company recognized revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. Service fees are received from affiliated entities for brokerage services provided. The performance obligation is satisfied over time as services are provided. Revenue is estimated monthly based on an amount expected to be earned, and is finalized annually based on the actual cost of services provided.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company does not have any significant deferred income taxes on temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates and has not identified any significant uncertain tax positions.

Change in Accounting Policy. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured, either collectively or individually, to include historical experience, current conditions, and reasonable supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The Company was required to adopt this change in accounting policy as of January 1, 2020. This change had no impact on the Company's financial statements.

Note 3 ~ Related Party Transactions

The WEA Member Benefit Trust (the parent organization) and the WEA Tax Sheltered Annuity Trust were created by the Wisconsin Education Association. Members of the Board of Trustees of the WEA Member Benefit Trust are identical to those of the WEA Tax Sheltered Annuity Trust. In addition, the WEA Member Benefit Trust has formed three other wholly owned subsidiaries, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company, WEA Financial Advisors, Inc., a registered investment advisor, and WEA Member Benefit Agency, LLC, a single member LLC. WEA Member Benefits Foundation, Inc. was formed in 2019 as a 501(c)(3) public charity to support public education, public educators, and the communities they serve. The organizations are all under common control within a holding company system.

To minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Property & Casualty Insurance Company, WEA Tax Sheltered Annuity Trust, and WEA Member Benefit Trust to the extent necessary to maintain proper and complete records and administration of the organizations. The total costs of shared operations are prorated based on cost studies performed on an annual basis. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total service fee revenue from related parties was $175,237 for the year ended December 31, 2020.

Total expenses allocated to the Company from the entities above for the year ended December 31, 2020, were $95,921.

Amounts due from (to) affiliates at December 31, 2020:

WEA Tax Sheltered Annuity Trust	$ 20,393
WEA Member Benefit Trust	285
WEA Property & Casualty Insurance Company	(23,369)
	$ (2,691)

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $74,531, which was $69,531 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2020, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2020, and there were no changes during the year then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between the financial statement and taxable income are non-deductible meals and entertainment. Federal and state income tax expenses were $147 for the year ended December 31, 2020. Tax years 2017 through 2019 remain subject to federal and state examination.

WEA Investment Services, Inc.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2020

AGGREGATE INDEBTEDNESS

Income taxes payable	$	138
Payable to affiliates		23,369
Total aggregate indebtedness	$	23,507
Minimum required net capital	$	5,000

NET CAPITAL

Stockholder's equity	$	102,514
Deductions:		
Receivables from affiliates		20,678
Other assets		6,705
		27,383
Net capital before haircuts on securities positions		75,131
Haircut on money market funds		600
Net capital		74,531
Minimum required net capital		5,000
Capital in excess of minimum requirement	$	69,531
Ratio of aggregate indebtedness to net capital		0.32 to 1

No material differences between the above computation and the Company's corresponding unaudited Form FOCUS part IIA as of December 31, 2020.

WEA Investment Services, Inc.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2020

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2020

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

INFORMATION RELATING TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
REQUIREMENTS UNDER SECTION 78ccc(a)(2)(A)(ii)
December 31, 2020

Under Section 78ccc(a)(2)(A)(ii), the Company is excluded from membership in the SIPC.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholder
of WEA Investment Services, Inc.

We have reviewed management's statements, included in the accompanying WEA Investment Services, Inc. Exemption Report, in which (1) WEA Investment Services, Inc. (the Company) claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1), and (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 22, 2021

WEA Investment Services, Inc.

EXEMPTION REPORT

WEA Investment Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2020 without exception.

WEA Investment Services, Inc.

I, Rhonda M. Scheel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Rhonda M. Scheel
President & Treasurer

February 22, 2021